                                   FORM 11-K





(Mark one)


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994



                                       OR




                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.




Commission file number #33-4333



                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                              Ryder System, Inc.
                             3600 N.W. 82 Avenue
                            Miami, Florida  33166

                          Independent Auditors' Report


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We have audited the accompanying statements of financial position with fund information of Ryder System, Inc. Employee Savings Plan A as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Investments and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position with fund information and statements of income and changes in plan equity with fund information are presented for purposes of additional analysis rather than to present the financial position and changes in plan equity for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           KPMG Peat Marwick LLP



Miami, Florida
June 12, 1995

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION
                               DECEMBER 31, 1994

                                                   Fund A       Fund B        Fund C       Fund D      Fund E        Fund F
                                                -----------   ----------    ---------    ---------   ----------    ---------
                        Assets
Investments:
    Fixed income investments,
      at cost                                   $   105,922      104,786       39,450       24,800       18,281       34,734
    Group annuity insurance
      contracts, at contract value                            44,617,908
    Pooled investment funds
      (cost, $34,562,341)                                                   3,996,749    8,219,400   17,071,757    5,121,906
    Securities of
      participating employer
      (cost, $12,290,134)                        10,005,573
    Other Securities
      (cost, $1,517,770)
    Participant loans receivable
                                                -----------   ----------    ---------    ---------   ----------    ---------
      Total investments                          10,111,495   44,722,694    4,036,199    8,244,200   17,090,038    5,156,640
  Dividends and interest
    receivable                                          198      264,844          232           75           34           76
  Contributions receivable
    and other                                       763,897    1,706,844      219,926       60,619      698,808      104,543
  Interfund transfers
    receivable (payable)                           (194,188)    (141,838)     (61,461)     (13,898)    (172,227)      46,802
                                                -----------   ----------    ---------    ---------   ----------    ---------
      Total assets                              $10,681,402   46,552,544    4,194,896    8,290,996   17,616,653    5,308,061
                                                ===========   ==========    =========    =========   ==========    =========

       Liabilities and Plan Equity
Other liabilities                               $   101,398       24,522        1,036       20,589        4,118        5,763
Plan equity                                      10,580,004   46,528,022    4,193,860    8,270,407   17,612,535    5,302,298
                                                -----------   ----------    ---------    ---------   ----------    ---------
  Total liabilities
    and plan equity                             $10,681,402   46,552,544    4,194,896    8,290,996   17,616,653    5,308,061
                                                ===========   ==========    =========    =========   ==========    =========

Number of units                                     151,560    4,537,925      205,385      273,420      436,832       89,393
                                                ===========   ==========    =========    =========   ==========    =========
Plan equity per unit                            $     69.81        10.25        20.42        30.25        40.32        59.31
                                                ===========   ==========    =========    =========   ==========    =========

                                                  Fund G        Fund H    Loan Fund       Total
                                                ---------      -------    ---------    -----------
                        Assets
Investments:
    Fixed income investments,
      at cost                                      54,633          714                     383,320
    Group annuity insurance
      contracts, at contract value                                                      44,617,908
    Pooled investment funds
      (cost, $34,562,341)                       4,296,659                               38,706,471
    Securities of
      participating employer
      (cost, $12,290,134)                                                               10,005,573
    Other Securities
      (cost, $1,517,770)                                       683,945                     683,945
    Participant loans receivable                                          7,033,949      7,033,949
                                                ---------      -------    ---------    -----------
      Total investments                         4,351,292      684,659    7,033,949    101,431,166
  Dividends and interest
    receivable                                         83       10,702       94,620        370,864
  Contributions receivable
    and other                                     115,275                                3,669,912
  Interfund transfers
    receivable (payable)                          108,589       (2,885)     431,106              0
                                                ---------      -------    ---------    -----------
      Total assets                              4,575,239      692,476    7,559,675    105,471,942
                                                =========      =======    =========    ===========

       Liabilities and Plan Equity
Other liabilities                                  16,548        7,721      380,243        561,938
Plan equity                                     4,558,691      684,755    7,179,432    104,910,004
                                                ---------      -------    ---------    -----------
  Total liabilities
    and plan equity                             4,575,239      692,476    7,559,675    105,471,942
                                                =========      =======    =========    ===========

Number of units                                    94,823       13,007
                                                =========      =======
Plan equity per unit                                48.08        52.65
                                                =========      =======

See accompanying note to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION
                               DECEMBER 31, 1993

                                               Fund A        Fund B        Fund C       Fund D      Fund E        Fund F
                                             -----------   ----------    ---------    ---------   ----------    ---------
                    Assets
Investments:
    Fixed income investments,
      at cost                                $    87,019      100,673                    33,622       38,611       17,967
    Group annuity insurance
      contracts, at contract value                         37,992,114
    Pooled investment funds
      (cost, $27,141,548)                                                3,550,153    7,172,703   15,734,448    3,639,562
    Securities of
      participating employer
      (cost, $11,443,532)                     11,019,753
    Other Securities
      (cost, $1,688,959)
    Participant loans receivable
                                             -----------   ----------    ---------    ---------   ----------    ---------
      Total investments                       11,106,772   38,092,787    3,550,153    7,206,325   15,773,059    3,657,529
  Dividends and interest
    receivable                                       208      516,479        7,871       27,099      574,615      339,161
  Contributions receivable
    and other                                     42,818      193,195       24,380       31,497       67,579       12,987
  Interfund transfers
    receivable (payable)                          18,587     (204,637)     (31,931)      (2,066)      20,584       11,666
                                             -----------   ----------    ---------    ---------   ----------    ---------
      Total assets                           $11,168,385   38,597,824    3,550,473    7,262,855   16,435,837    4,021,343
                                             ===========   ==========    =========    =========   ==========    =========

       Liabilities and Plan Equity
Other liabilities                            $   146,051      955,622       47,532       85,841      714,087      370,791
Plan equity                                   11,022,334   37,642,202    3,502,941    7,177,014   15,721,750    3,650,552
                                             -----------   ----------    ---------    ---------   ----------    ---------
  Total liabilities
    and plan equity                          $11,168,385   38,597,824    3,550,473    7,262,855   16,435,837    4,021,343
                                             ===========   ==========    =========    =========   ==========    =========

Number of units                                4,799,428   24,322,241    1,916,938    2,053,299    3,072,642    2,070,460
                                             ===========   ==========    =========    =========   ==========    =========
Plan equity per unit                         $      2.30         1.55         1.83         3.50         5.12         1.76
                                             ===========   ==========    =========    =========   ==========    =========


                                               Fund G       Fund H     Loan Fund       Total
                                             ---------    ---------    ---------     ----------
                    Assets
Investments:
    Fixed income investments,
      at cost                                    8,700                                  286,592
    Group annuity insurance
      contracts, at contract value                                                   37,992,114
    Pooled investment funds
      (cost, $27,141,548)                    2,878,836                               32,975,702
    Securities of
      participating employer
      (cost, $11,443,532)                                                            11,019,753
    Other Securities
      (cost, $1,688,959)                                  1,603,189                   1,603,189
    Participant loans receivable                                       6,093,261      6,093,261
                                             ---------    ---------    ---------     ----------
      Total investments                      2,887,536    1,603,189    6,093,261     89,970,611
  Dividends and interest
    receivable                                   4,157                                1,469,590
  Contributions receivable
    and other                                   10,522                    32,297        415,275
  Interfund transfers
    receivable (payable)                       110,739      (22,728)      99,786              0
                                             ---------    ---------    ---------     ----------
      Total assets                           3,012,954    1,580,461    6,225,344     91,855,476
                                             =========    =========    =========     ==========

       Liabilities and Plan Equity
Other liabilities                               51,273       21,838       25,554      2,418,589
Plan equity                                  2,961,681    1,558,623    6,199,790     89,436,887
                                             ---------    ---------    ---------     ----------
  Total liabilities
    and plan equity                          3,012,954    1,580,461    6,225,344     91,855,476
                                             =========    =========    =========     ==========

Number of units                              1,750,584      789,329
                                             =========    =========
Plan equity per unit                              1.69         1.97
                                             =========    =========


See accompanying note to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                               Fund A        Fund B        Fund C       Fund D      Fund E        Fund F
                                             -----------   ----------    ---------    ---------   ----------    ---------
Net investment income:
  Dividends                                  $   259,268                                794,935      693,616      322,434
  Interest                                         5,058    2,937,306      139,108        2,170        5,196        1,775
                                             -----------   ----------    ---------    ---------   ----------    ---------
    Net investment income                        264,326    2,937,306      139,108      797,105      698,812      324,209

Realized gains                                     7,893                                  3,582       78,376        3,516

Net change in unrealized appreciation/
  (depreciation) on investments               (1,860,782)                              (483,257)    (671,473)     (77,332)

Contributions:
  Employer contributions                         574,525    2,413,019      254,847      301,174      665,209      273,974
  Employee contributions                       1,696,328    6,498,667      774,635    1,087,719    2,488,260    1,085,586
                                             -----------   ----------    ---------    ---------   ----------    ---------
    Total contributions                        2,270,853    8,911,686    1,029,482    1,388,893    3,153,469    1,359,560

Participant loan repayments                      301,137    1,501,643      149,594      298,431      649,632      193,254

Distributions and other                         (492,982)  (2,133,890)    (220,386)    (367,266)    (638,485)    (197,744)

Transfer from (to) plan B                     (1,088,554)     176,128      (17,065)     286,196      (35,467)     (38,180)

Plan fees and expenses                           (17,625)     (78,291)      (8,816)     (11,336)     (21,087)      (6,269)

Loans to participants                           (334,971)  (1,988,969)    (250,768)    (349,950)    (751,363)    (232,074)

Interfund transfers                              508,375     (439,793)    (130,230)    (469,005)    (571,629)     322,806
                                             -----------   ----------    ---------    ---------   ----------    ---------
  Net changes in plan equity                    (442,330)   8,885,820      690,919    1,093,393    1,890,785    1,651,746

Plan equity at beginning of
  period                                      11,022,334   37,642,202    3,502,941    7,177,014   15,721,750    3,650,552
                                             -----------   ----------    ---------    ---------   ----------    ---------
Plan equity at end of
  period                                     $10,580,004   46,528,022    4,193,860    8,270,407   17,612,535    5,302,298
                                             ===========   ==========    =========    =========   ==========    =========

                                               Fund G       Fund H     Loan Fund       Total
                                             ---------    ---------   ----------    -----------
Net investment income:
  Dividends                                    463,990        3,714                   2,537,957
  Interest                                       5,028       (2,341)     367,412      3,460,712
                                             ---------    ---------   ----------    -----------
    Net investment income                      469,018        1,373      367,412      5,998,669

Realized gains                                      47       61,314                     154,728

Net change in unrealized appreciation/
  (depreciation) on investments               (457,963)    (748,055)                 (4,298,862)

Contributions:
  Employer contributions                       264,811         (820)                  4,746,739
  Employee contributions                     1,005,997                               14,637,192
                                             ---------    ---------   ----------    -----------
    Total contributions                      1,270,808         (820)                 19,383,931

Participant loan repayments                    143,787        1,514   (3,238,992)             0

Distributions and other                       (159,881)     (41,907)     (19,564)    (4,272,105)

Transfer from (to) plan B                     (411,225)      15,566     (227,174)    (1,339,775)

Plan fees and expenses                          (5,723)      (4,322)                   (153,469)

Loans to participants                         (157,831)     (33,020)   4,098,946              0

Interfund transfers                            905,973     (125,511)        (986)             0
                                             ---------    ---------   ----------    -----------
  Net changes in plan equity                 1,597,010     (873,868)     979,642     15,473,117

Plan equity at beginning of
  period                                     2,961,681    1,558,623    6,199,790     89,436,887
                                             ---------    ---------   ----------    -----------
Plan equity at end of
  period                                     4,558,691      684,755    7,179,432    104,910,004
                                             =========    =========   ==========    ===========


See accompanying note to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                               Fund A         Fund B       Fund C        Fund D        Fund E       Fund F
                                            ------------   -----------   ----------   -----------   -----------   ----------
Net investment income:
  Dividends                                 $    248,296                                  588,220       521,963      288,719
  Interest                                         2,190     2,623,034       98,840         1,555         2,924        1,375
                                            ------------   -----------   ----------   -----------   -----------   ----------
    Net investment income                        250,486     2,623,034       98,840       589,775       524,887      290,094

Realized gains                                   434,375                                   31,651       498,594      183,925

Net change in unrealized appreciation/
  (depreciation) on investments                  740,128                                  185,220     1,354,915      102,716

Contributions:
  Employer contributions                         445,059     2,424,407      241,222       257,610       565,478      158,610
  Employee contributions                       1,123,867     5,611,608      630,263       883,386     1,942,571      610,970
                                            ------------   -----------   ----------   -----------   -----------   ----------
    Total contributions                        1,568,926     8,036,015      871,485     1,140,996     2,508,049      769,580

Participant loan repayments                      274,494     1,312,672      142,951       263,280       537,845      116,988

Distributions and other                         (742,399)   (2,192,949)    (257,189)     (416,114)     (869,533)    (137,845)

Plan fees and expenses                           (20,771)      (54,235)      (9,570)      (12,051)      (21,366)      (5,483)

Loans to participants                           (425,449)   (1,824,033)    (196,712)     (345,974)     (719,156)    (154,165)

Transfer from (to) Plan B                    (20,647,725)  (49,771,601)  (2,887,754)  (13,031,525)  (26,577,146)  (7,967,404)

Equity Transfer to fund H                     (1,623,097)

Interfund transfers                           (1,014,817)      280,893     (203,870)     (174,374)     (417,029)     865,992
                                            ------------   -----------   ----------   -----------   -----------   ----------
  Net changes in plan equity                 (21,205,849)  (41,590,204)  (2,441,819)  (11,769,116)  (23,179,940)  (5,935,602)

Plan equity at beginning of
  period                                      32,228,183    79,232,406    5,944,760    18,946,130    38,901,690    9,586,154
                                            ------------   -----------   ----------   -----------   -----------   ----------
Plan equity at end of
  period                                    $ 11,022,334    37,642,202    3,502,941     7,177,014    15,721,750    3,650,552
                                            ============   ===========   ==========   ===========   ===========   ==========

                                              Fund G       Fund H      Loan Fund      Total
                                            ----------    ---------   ----------   ------------
Net investment income:
  Dividends                                    263,794                                1,910,992
  Interest                                         969                   402,540      3,133,427
                                            ----------    ---------   ----------   ------------
    Net investment income                      264,763                   402,540      5,044,419

Realized gains                                  17,207                                1,165,752

Net change in unrealized appreciation/
  (depreciation) on investments                363,458      (85,770)                  2,660,667

Contributions:
  Employer contributions                       114,858                                4,207,244
  Employee contributions                       391,051                               11,193,716
                                            ----------    ---------   ----------   ------------
    Total contributions                        505,909                               15,400,960

Participant loan repayments                     83,623                (2,731,853)             0

Distributions and other                       (131,285)     (18,152)       5,142     (4,760,324)

Plan fees and expenses                          (4,730)                                (128,206)

Loans to participants                         (100,223)        (469)   3,766,181              0

Transfer from (to) Plan B                   (5,656,267)      61,549   (8,214,929)  (134,692,802)

Equity Transfer to fund H                                 1,623,097                           0

Interfund transfers                            683,951      (21,632)         886              0
                                            ----------    ---------   ----------   ------------
  Net changes in plan equity                (3,973,594)   1,558,623   (6,772,033)  (115,309,534)

Plan equity at beginning of
  period                                     6,935,275            0   12,971,823    204,746,421
                                            ----------    ---------   ----------   ------------
Plan equity at end of
  period                                     2,961,681    1,558,623    6,199,790     89,436,887
                                            ==========    =========   ==========   ============


See accompanying note to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1992

                                               Fund A       Fund B        Fund C      Fund D       Fund E        Fund F
                                            -----------   ----------    ---------   ----------   ----------    ---------
Net investment income:
  Dividends                                 $   709,430                              1,768,553    1,785,612      522,517
  Interest                                        7,693    6,041,971      203,007        5,239       14,101        4,091
                                            -----------   ----------    ---------   ----------   ----------    ---------
    Net investment income                       717,123    6,041,971      203,007    1,773,792    1,799,713      526,608

Realized gains/(losses)                         501,896                                  3,696      125,294       15,985

Net change in unrealized appreciation/
  (depreciation) on investments               8,164,538                                228,966    1,570,611    1,018,016

Contributions:
  Employer contributions                        296,184    2,024,418      205,996      248,934      556,785      132,868
  Employee contributions                      2,070,474   10,835,266    1,165,468    2,273,185    5,266,153    1,473,662
                                            -----------   ----------    ---------   ----------   ----------    ---------
    Total contributions                       2,366,658   12,859,684    1,371,464    2,522,119    5,822,938    1,606,530

Participant loan repayments                     574,762    2,716,768      299,825      530,388    1,177,743      272,016

Distributions and other                      (1,947,384)  (6,101,957)    (705,483)  (1,113,263)  (2,002,431)    (470,969)

Plan fees and expenses                          (54,114)    (126,810)     (17,670)     (33,864)     (57,985)     (17,486)

Loans to participants                          (898,715)  (3,486,508)    (341,921)    (759,888)  (1,624,379)    (326,301)

Interfund transfers                          (1,532,566)     512,683     (555,645)     428,001      826,648      490,497
                                            -----------   ----------    ---------   ----------   ----------    ---------
  Net changes in plan equity                  7,892,198   12,415,831      253,577    3,579,947    7,638,152    3,114,896

Plan equity at beginning of
  period                                     24,335,985   66,816,575    5,691,183   15,366,183   31,263,538    6,471,258
                                            -----------   ----------    ---------   ----------   ----------    ---------
Plan equity at end of
  period                                    $32,228,183   79,232,406    5,944,760   18,946,130   38,901,690    9,586,154
                                            ===========   ==========    =========   ==========   ==========    =========

                                              Fund G     Loan Fund       Total
                                            ---------   ----------    -----------
Net investment income:
  Dividends                                   774,680                   5,560,792
  Interest                                      3,180      875,466      7,154,748
                                            ---------   ----------    -----------
    Net investment income                     777,860      875,466     12,715,540

Realized gains/(losses)                       (11,203)                    635,668

Net change in unrealized appreciation/
  (depreciation) on investments              (555,449)                 10,426,682

Contributions:
  Employer contributions                      132,032                   3,597,217
  Employee contributions                    1,348,957                  24,433,165
                                            ---------   ----------    -----------
    Total contributions                     1,480,989                  28,030,382

Participant loan repayments                   287,161   (5,858,663)             0

Distributions and other                      (531,174)     (23,949)   (12,896,610)

Plan fees and expenses                        (16,191)                   (324,120)

Loans to participants                        (322,593)   7,760,305              0

Interfund transfers                          (169,618)                          0
                                            ---------   ----------    -----------
  Net changes in plan equity                  939,782    2,753,159     38,587,542

Plan equity at beginning of
  period                                    5,995,493   10,218,664    166,158,879
                                            ---------   ----------    -----------
Plan equity at end of
  period                                    6,935,275   12,971,823    204,746,421
                                            =========   ==========    ===========


See accompanying note to financial statements.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                         NOTE TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1994


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

A.    BASIS OF ACCOUNTING

      The financial statements of the Ryder System, Inc. Employee Savings Plan A ("the Plan") are prepared on the accrual basis of accounting. Plan assets, except for participant loan receivables and group annuity insurance contracts which are valued at contract value, are stated at market value (quoted market prices) as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis. Cost is determined based on historical average cost.

B.    THE PLAN

      The following description of the Plan reflects all plan amendments through December 31, 1994, and is provided for general purposes only. As of January 1, 1993, active salaried employees were excluded from participation in the Ryder System, Inc. Employee Savings Plan A. Such employees and their participating account balances were transfered to the Ryder System, Inc. Employee Savings Plan B. Effective January 1, 1995, hourly field employees of Ryder Dedicated Logistics, Inc. and full time hourly employees of Ryder Driver Leasing, Inc. became eligible for Plan
      B. Any existing account balances in the Ryder System, Inc. Employee Savings Plan A were transferred to the Ryder System, Inc. Employee Savings Plan B.

      Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

      Participation in the Plan is voluntary. However, to participate in the Plan, an employee must meet certain eligibility requirements related to employment date, age and service hours. In general, non-salaried employees of the company and participating affiliates are eligible to participate in the Plan, however, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another company sponsored qualified savings plan, will be excluded from participation in the Plan.

      The number of participants' accounts in each of the funds at December 31, 1994 is as follows:

                           Fund A      -     4,884
                           Fund B      -     8,445
                           Fund C      -     1,839
                           Fund D      -     2,675
                           Fund E      -     6,896
                           Fund F      -     2,225
                           Fund G      -     2,174
                           Fund H      -     3,805
                           Loans       -     2,143

C.    PLAN INVESTMENT FUNDS

      The Plan's trustee, State Street Bank & Trust Company, maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Earnings are allocated monthly based on units of investment. Effective April 17, 1995 earnings are allocated daily.

      Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

      Investment Fund B ("Fund B") - Fund B consists of funding accounts established by contracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts. Funding accounts generally continue for a period of two to five years after their inception. During 1994, 1993 and 1992, the yield on open funding contracts ranged from 4.89% to 9.05%, 4.89% to 9.3% and 6.4% to 9.3%, respectively.

      Investment Fund C ("Fund C") - Fund C consists of a funding account established with the Ryder System Federal Credit Union. Effective April 1, 1995, the assets of this fund will be merged into Fund B and this fund will be discontinued as an Investment Fund under the Plan.

      Investment Fund D ("Fund D") - Fund D may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord, Abbett Affiliated Fund.

      Investment Fund E ("Fund E") - Fund E may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

      Investment Fund F ("Fund F") - Fund F may be invested in securities issued by U.S. based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since 1989, following adoption by the Plan, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

      Investment Fund G ("Fund G") - Fund G may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Since 1989, following adoption by the Plan, this fund has been invested solely in shares of the Templeton World Fund. Effective April 1, 1995, assets in this Fund will be transferred to the Templeton Foreign Fund. All investments in the Templeton World Fund will be discontinued.

      Investment Fund H ("Fund H") - Fund H is invested in Aviall, Inc. Common stock and is a frozen fund. Participants cannot contribute to nor transfer into that fund. Participants can transfer assets from Fund H to any other investment fund of the Plan. Monies remaining in that fund at December 31, 1995 will be liquidated and reinvested in Fund A.

      Effective April 1, 1995, three asset allocation funds will be added as investment options in the Plan. Asset allocation funds are professionally-managed combinations of investment vehicles designed to achieve a specific investment goal. The three asset allocation funds will be Life Solutions-Income & Growth, Life Solutions-Balanced Growth and Life Solutions-Growth.

D.    CONTRIBUTIONS

      Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $9,240, or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. The Company matches 50% of the employee's annual contribution up to $200 or $400 per person based on certain requirements. Some eligible employees receive company contributions that include $400 of basic fully vested contribution, plus 100% match to the first $300 of employee fully vested contribution and 50% match to the next $400 or $800 of employee contribution. Participants are fully vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related, non-vested Company contributions are forfeited and are used to offset future company contributions. Effective April 1, 1995, the company matching contribution schedule for some employees was amended to provide a 50% match of employee contributions to the greater of $1,200 or 3% of eligible compensation.

E.    DISTRIBUTIONS

      On termination of service, if a participant's account balance is greater than $3,500, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 receive automatic distributions. The 1994 Plan Equity on the Statement of Financial Position includes the following amounts allocated to accounts of terminated persons who have not yet been paid.

                                                1994
                                                ----
                           Fund A           $  161,573
                           Fund B              634,078
                           Fund C               61,981
                           Fund D               76,034
                           Fund E              126,626
                           Fund F               32,917
                           Fund G               52,648
                           Fund H               11,293
                           Loan Fund            61,689
                                            ----------
                           Total            $1,218,839
                                            ==========


F.    WITHDRAWALS

      A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for tax purposes.

G.    DISTRIBUTIONS TO OTHER PLAN

      On December 7, 1993, Ryder System, Inc. completed the spin-off of its Aviation Division, Aviall, Inc. ("Aviall"). Under the terms of the spin-off, the Company distributed to its holders of common stock one share of Aviall, Inc. common stock for each four shares of Ryder System, Inc. common stock held. Participants in the Savings Plan who were invested in the Ryder System, Inc. common stock fund on this date received the equivalent of one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. As a result of the spin-off a new "Fund H" was created. The investment fund balances of Aviall employees in the Plan at December 7, 1993 were transferred to a newly established plan for employees of Aviall.

H.    PARTICIPANT LOANS

      Plan participants are able to request loans against their Plan account balances subject to certain limitations as to amount and repayment term. Loans accrue interest at a rate which is comparable to those of most major lending institutions and all principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

I.    TERMINATION

      While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

J.    FEDERAL INCOME TAX EFFECTS OF THE PLAN

      The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The last favorable tax determination letter obtained was dated August 21, 1986.

      Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

      Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

K.    PLAN FEES AND EXPENSES

      Generally, Plan fees and expenses are paid by the Plan. At its discretion, the Company may elect to pay some administrative and marketing expenses.

L.    NET REALIZED GAINS OR LOSSES

      Net realized gains or losses on investments covering the last three years are as follows:

         FOR THE YEAR ENDED DECEMBER 31, 1994:

                                                                           NET
                           AGGREGATE              AGGREGATE             REALIZED
                            PROCEEDS                 COST              GAIN/(LOSS)
                           ----------             ---------            -----------
         Fund A            $2,272,477             2,264,584                7,893
         Fund D             1,348,709             1,345,127                3,582
         Fund E             2,848,003             2,769,627               78,376
         Fund F             1,091,260             1,087,744                3,516
         Fund G             1,362,617             1,362,570                   47
         Fund H               455,281               393,967               61,314
                           ----------             ---------              -------
                           $9,378,347             9,223,619              154,728
                           ==========             =========              =======


         FOR THE YEAR ENDED DECEMBER 31, 1993:

                                                                           NET
                           AGGREGATE              AGGREGATE             REALIZED
                            PROCEEDS                 COST              GAIN/(LOSS)
                           ----------             ---------            -----------
         Fund A           $ 2,677,817             2,243,442              434,375
         Fund D             1,711,091             1,679,440               31,651
         Fund E             3,473,588             2,974,994              498,594
         Fund F             1,572,016             1,388,091              183,925
         Fund G               925,010               907,803               17,207
                          -----------             ---------            ---------
                          $10,359,522             9,193,770            1,165,752
                          ===========             =========            =========


         FOR THE YEAR ENDED DECEMBER 31, 1992:


                                                                           NET
                           AGGREGATE              AGGREGATE             REALIZED
                            PROCEEDS                 COST              GAIN/(LOSS)
                           ----------             ---------            -----------
         Fund A           $ 8,875,863             8,373,967              501,896
         Fund D             3,019,097             3,015,401                3,696
         Fund E             9,159,810             9,034,516              125,294
         Fund F             2,667,113             2,651,128               15,985
         Fund G             2,109,251             2,120,454              (11,203)
                          -----------            ----------              -------
                          $25,831,134            25,195,466              635,668
                          ===========            ==========              =======

M.    SUBSEQUENT EVENTS

      The change in net unrealized gains or losses arising in the various funds of the Plan after December 31, 1994 and prior to June 1, 1995 are as follows:


                           UNREALIZED                   UNREALIZED           NET CHANGE IN
                         GAINS/(LOSSES)               GAINS/(LOSSES)          UNREALIZED
                      AT DECEMBER 31, 1994            AT MAY 31, 1995       GAINS/(LOSSES)
                      --------------------            ---------------       --------------
      Fund A              $(2,284,561)                    (814,689)            1,469,872
      Fund B                        0                            0                     0
      Fund C                        0                            0                     0
      Fund D                  (99,928)                     980,134             1,080,062
      Fund E                4,195,239                    5,879,855             1,684,616
      Fund F                  323,943                    1,003,919               679,976
      Fund G                 (275,124)                     243,581               518,705
      Fund H                 (833,825)                    (745,860)               87,965
      Loan Fund           $         0                           0                      0

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A     SCHEDULE I
                          SCHEDULE OF INVESTMENTS                ----------


                                              NUMBER OF
                                            SHARES, UNITS                                     UNREALIZED
                                             OR PRINCIPAL                     MARKET         APPRECIATION
                                               AMOUNTS          COST           VALUE        (DEPRECIATION)
                                            -------------   ------------    -----------     --------------
AT DECEMBER 31, 1994

Directed Account Short-Term
  Investment Fund                                383,320    $    383,320        383,320

Fund A                                           467,793      12,290,134     10,005,573       (2,284,561)
Fund B                                        44,617,908      44,617,908     44,617,908
Fund C                                         3,996,749       3,996,749      3,996,749
Fund D                                           799,255       8,319,328      8,219,400          (99,928)
Fund E                                         1,438,337      12,876,518     17,071,757        4,195,239
Fund F                                           186,046       4,797,963      5,121,906          323,943
Fund G                                           303,222       4,571,783      4,296,659         (275,124)
Fund H                                            87,398       1,517,770        683,945         (833,825)
Loan Fund                                      7,033,949       7,033,949      7,033,949
                                                            ------------    -----------       ----------
                                                            $100,405,422    101,431,166        1,025,744
                                                            ------------    -----------       ----------

At December 31, 1993

Directed Account Short-Term
  Investment Fund                                286,592    $    286,592        286,592

Fund A                                           418,321      11,443,532     11,019,753         (423,779)
Fund B                                        37,992,114      37,992,114     37,992,114
Fund C                                         3,550,153       3,550,153      3,550,153
Fund D                                           672,231       6,789,374      7,172,703          383,329
Fund E                                         1,312,298      10,867,736     15,734,448        4,866,712
Fund F                                           134,799       3,238,287      3,639,562          401,275
Fund G                                           183,249       2,695,997      2,878,836          182,839
Fund H                                           105,127       1,688,959      1,603,189          (85,770)
Loan Fund                                      6,093,261       6,093,261      6,093,261
                                                            ------------    -----------       ----------
                                                            $ 84,646,005     89,970,611        5,324,606
                                                            ------------    -----------       ----------

Net appreciation/(depreciation) included in
  Statement of Income and Changes in Plan
  Equity for the Year Ended December 31, 1994                                                              $(4,298,862)
                                                                                                           ===========

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A       SCHEDULE II
                      SCHEDULE OF REPORTABLE TRANSACTIONS           -----------
                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                                             PROCEEDS
                                                             --------
        Employee Contributions to
            Fund B:  Interest Income Fund                   $6,498,667

                        Independent Auditors' Consent
                        -----------------------------



The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:


We consent to incorporation by reference in the Registration Statement (No. 33-4333) on Form S-8 of Ryder System, Inc. covering the Ryder System, Inc. Employee Savings Plan A, of our report dated June 12, 1995, relating to the statements of financial position with fund information of the Ryder System, Inc. Employee Savings Plan A as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1994, and related schedules of investments as of December 31, 1994 and 1993, and schedule of reportable transactions for the year ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 11-K of the Ryder System, Inc. Employee Savings Plan A filed by Ryder System, Inc.



                                                KPMG Peat Marwick LLP



Miami, Florida
June 26, 1995

                              REQUIRED INFORMATION

Financial Statements

Independent Auditors' Report
Statement of Financial Position, with Fund Information, as of
   December 31, 1994 and 1993
Statement of Income & Changes in Plan Equity, with Fund Information, for the years ending December 31, 1994, 1993, and 1992
Notes to Financial Statements

Exhibits

Schedule I - Schedule of Investments
  as of December 31, 1994 and 1993
Schedule II - Schedule of Reportable Transactions
Independent Auditors' Consent



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                        RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                        ------------------------------------------



Date:  June 27, 1995    By /s/ Thomas E. McKinnon
                          -------------------------------------------
                          Thomas E. McKinnon
                          Chairman, Ryder System, Inc. Retirement Committee Executive Vice President, Human Resources
                          Ryder System, Inc.